As filed with the U.S. Securities and Exchange Commission on May 31, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM S-8

Registration Statement
Under the Securities Act of 1933

EMERGE CAPITAL CORP.
(Exact Name of Registrant as Specified in its Charter)

DELAWARE	22-3387630
(State or jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

109 North Post Oak Lane
Suite 422
Houston, Texas 77024
(713) 621-2737
(Address, including zip code, and telephone number,
including area code, of Registrant’s principal executive offices)

EMERGE CAPITAL CORP. 2005 STOCK INCENTIVE PLAN
(Full Title of the Plan)

Timothy J. Connolly, Chief Executive Officer
109 North Post Oak Lane
Suite 422
Houston, Texas 77024
(713) 621-2737
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

With copies to:

Clayton E. Parker, Esq.
Matthew L. Ogurick, Esq.
Kirkpatrick & Lockhart Nicholson Graham LLP
201 South Biscayne Boulevard, Suite 2000
Miami, Florida 33131
Telephone: (305) 539-3300
Telecopier: (305) 358-7095

CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
		Maximum	Maximum
	Amount	Offering	Aggregate	Amount of
Title of Securities	To be	Price per	Offering	Registration
to be Registered	Registered	Share (1)	Price(1)	Fee(1)
Common Stock, $0.001 par value	10,000,000	$0.08	$800,000	$85.60
Total	10,000,000	$0.08	$800,000	$85.60

(1)
Pursuant to Rule 457(h)(1) of the Securities Exchange Act of 1934, as amended, the proposed maximum offering price per share, proposed maximum aggregate offering price and amount of registration fee were computed based upon the average of the high and low prices of the shares of Emerge Capital Corp.’s common stock on May 19, 2006.

PART I

The documents containing the information specified in Part I of Form S-8 (Plan Information (Item 1) and Registrant Information and Employee Plan Annual Termination (Item 2)) will be sent or given to employees as specified by Rule 428(b)(1) of the Securities Act of 1933, as amended (the “Securities Act”). Such documents need not be filed with the U.S. Securities and Exchange Commission (the “SEC”) either as part of this registration statement (this “Registration Statement”) or as prospectuses or prospectus supplements pursuant to Rule 424. These documents, which include the statement of availability required by Item 2 of Form S-8, and the documents incorporated by reference in this Registration Statement pursuant to Item 3 of Form S-8 (Part II hereof), taken together, constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act.

PART II

Item 3. Incorporation Of Documents By Reference

The following documents have been previously filed by Emerge Capital Corp. (the “Company”) with the SEC and are hereby incorporated by reference into this Registration Statement as of their respective dates:

(a)	The Annual Report of the Company on Form 10-KSB for the year ended December 31, 2005, as filed with SEC on April 17, 2006.

(b)	The Quarterly Report of the Company on Form 10-QSB for the three (3) month period ending March 31, 2006, as filed with the SEC on May 22, 2006.

(c)
All other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act of 1934, as amended (the “Exchange Act”), since the end of the fiscal year covered by the document referred to in (a) above.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

All documents subsequently filed by the Company with the SEC pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this Registration Statement, but prior to the filing of a post-effective amendment to this Registration Statement that indicates that all securities offered by this Registration Statement have been sold or which deregisters all such securities then remaining unsold, shall be deemed to be incorporated by reference into this Registration Statement from the date of the filing of such document with the SEC until the information contained therein is superseded or updated by any subsequently filed document that is incorporated by reference into this Registration Statement or by any document that constitutes part of the prospectus relating to the consulting agreements that meets the requirements of Section 10(a) of the Securities Act.

Item 4. Description Of Securities

The current authorized capital stock of our Company consists of Nine Hundred Million (900,000,000) shares of common stock, par value $0.001 per share, and Two Million (2,000,000) shares of preferred stock, par value $0.01 per share. As of May 19, 2006, 23,835,816 shares of common stock, zero (0) shares of Series A preferred stock, One Hundred Thousand (100,000) shares of Series B preferred stock and Two Hundred Fifty-Four (254) shares of Series C preferred stock were issued and outstanding. The following description is a summary of the capital stock of our Company and contains the material terms of our voting capital stock. Additional information can be found in our Certificate of Incorporation (as amended) and our Bylaws.

Common Stock

On May 19, 2006, there were 23,835,816 shares of common stock issued and outstanding. Each share of common stock entitles the holder to one (1) vote on each matter submitted to a vote of our shareholders, including the election of directors. There is no cumulative voting. Subject to preferences that may be applicable to any outstanding preferred stock, our shareholders are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors. Shareholders have no preemptive, conversion or other subscription rights. There are no redemption or sinking fund provisions related to the common stock. In the event of liquidation, dissolution or winding up of the Company, our shareholders are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

Preferred Stock

The Company is authorized to issue Two Million (2,000,000) shares of preferred stock, of which One Hundred Thousand (100,000) shares of Series B preferred stock and Two Hundred Fifty-Four (254) shares of Series C preferred stock were issued and outstanding as of May 19, 2006. There were zero (0) shares of Series A preferred stock outstanding as of May 19, 2006. As a class, the holders of the Company’s Series B preferred shall, collectively, be entitled to cast a number of votes equal ninety-five percent (95%) of the total issued and outstanding voting stock of the Company on all matters submitted to the shareholders for approval, which votes shall be distributed among the holders of Series B preferred on a pro rata basis based upon the number of shares of Series B preferred held by such respective holders. The holders of shares of the Series B preferred shall be entitled to vote on all matters on which the common stock shall be entitled to vote. Holders of Series B preferred shall be entitled to notice of any shareholders meeting in accordance with the Bylaws of the Company. With respect to the payment of dividends and other distributions on the capital stock of the Company, including the distribution of the assets of the Company upon liquidation, the Series B preferred stock shall rank pari passu with the common stock of the Company on an as converted basis, and junior to all other series of preferred stock. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula (after aggregating all shares into which shares of Series B preferred held by each holder could be converted), shall be disregarded.

The Series C preferred shares have no voting rights.

Options

No options remain outstanding as of May 19, 2006.

Warrants

At May 19, 2006, warrants were outstanding to purchase 200,000 shares of the Company's common stock for $1.00 per share. The warrants were issued to two (2) former officers of the Company for prior services rendered to the Company and are exercisable over a five (5) year period which expires in September 2008.

Dividends

The Company has not declared or paid cash dividends on its common stock since its inception and does not anticipate paying such dividends in the foreseeable future. The payment of dividends may be made at the discretion of the Board of Directors at that time and will depend upon, among other factors, on the Company’s operations.

Convertible Debentures

Cornell Capital May 6, 2004 Convertible Debenture

On May 6, 2004, Corporate Strategies, Inc., the wholly-owned and chief operating subsidiary of the Company (“CSI”), entered into a Secured Debenture Agreement with Cornell Capital Partners, LP (“Cornell Capital”), pursuant to which CSI sold $400,000 of convertible notes due May 5, 2007 (the “May Notes”). The May Notes bear interest at five percent (5%), which is accrued until maturity on May 6, 2007. The May Notes are convertible, at the option of the holder, into common stock of CSI at a price of $0.18 per share, subject to an ownership limitation of 4.99% of the outstanding stock of CSI, standard anti-dilution provisions relating to splits, reverse splits and other transactions plus a reset provision whereby the conversion price may be adjusted downward to a lower price per share based on eighty percent (80%) of the lowest closing bid price for the five (5) trading days prior to conversion. CSI has the right to repurchase the May Notes at one hundred twenty percent (120%) of the face amount.

Cornell Capital June 24, 2004 Convertible Debenture

On June 24, 2004, CSI entered into a Secured Debenture Agreement with iVoice, Inc. (“iVoice”) pursuant to which CSI sold $500,000 of convertible notes due June 24, 2007 (the “May II Notes”). The May II Notes were subsequently assigned to Cornell Capital. The May II Notes bear interest at five percent (5%), which is accrued until maturity on June 24, 2007. The May II Notes are convertible, at the option of the holder, into common stock of CSI at a price of $0.114 per share, subject to an ownership limitation of 4.99% of the outstanding stock of CSI, standard anti-dilution provisions relating to splits, reverse splits and other transactions plus a reset provision whereby the conversion price may be adjusted downward to a lower price per share based on eighty percent (80%) of the lowest closing bid price for the five (5) trading days prior to conversion. CSI has the right to repurchase the May II Notes at one hundred twenty percent (120%) of the face amount.

Cornell Capital September 28, 2004 Convertible Debenture

On September 28, 2004, CSI entered into a Secured Debenture Agreement with Cornell Capital pursuant to which CSI sold $400,000 of convertible notes due September 28, 2007 (the “September Notes”). The September Notes bear interest at five percent (5%), which is accrued until maturity on September 28, 2007. The September Notes are convertible, at the option of the holder, into common stock of CSI at a price of $0.084 per share, subject to an ownership limitation of 4.99% of the outstanding stock of CSI, standard anti-dilution provisions relating to splits, reverse splits and other transactions plus a reset provision whereby the conversion price may be adjusted downward to a lower price per share based on eighty percent (80%) of the lowest closing bid price for the five (5) trading days prior to conversion. CSI has the right to repurchase the September Notes at one hundred twenty percent (120%) of the face amount.

Cornell Capital April 6, 2005 Convertible Debenture

On April 6, 2005, CSI entered into a Secured Debenture Agreement with Cornell Capital pursuant to which the Company sold $400,000 of convertible notes due April 6, 2008 (the “April Notes”). The April Notes bear interest at five percent (5%), which is accrued until maturity on April 6, 2008. The April Notes are convertible, at the option of the holder, into common stock of CSI at a price of $0.108 per share, subject to an ownership limitation of 4.99% of the outstanding stock of CSI, standard anti-dilution provisions relating to splits, reverse splits and other transactions plus a reset provision whereby the conversion price may be adjusted downward to a lower price per share based on eighty percent (80%) of the lowest closing bid price for the five (5) trading days prior to conversion. CSI has the right to repurchase the April Notes at one hundred twenty percent (120%) of the face amount.

Holland December 8, 2003 Secured Convertible Debentures

On December 8, 2003, the Company entered into a Secured Debenture Agreement with five investors (Holland et. al) pursuant to which the Company sold $135,000 of five percent (5%) convertible notes due December 8, 2005 (the “December Notes”). The December Notes bear interest at five percent (5%), which is accrued until maturity on December 8, 2005. The December Notes are convertible, at the option of the holder, into common stock of the Company at a price of $0.216 per share, subject to standard anti-dilution provisions relating to splits, reverse splits and other transactions plus a reset provision whereby the conversion price may be adjusted downward to a lower price per share based on eighty percent (80%) of the lowest daily volume weighted average price (“VWAP”) for the five (5) trading days prior to conversion. The holder has the right to cause the December Notes to be converted into common stock of the Company. The Company has the right to repurchase the December Notes at one hundred ten percent (110%) of the face amount. The December Notes are unsecured general obligations of the Company and are subordinated to all other indebtedness of the Company unless other indebtedness is expressly made subordinate to the December Notes. The December Notes were amended on November 30, 2005 to defer the maturity date to January 31, 2007.

Holland December 22, 2003 Secured Convertible Debentures

On December 22, 2003, the Company entered into a Secured Debenture Agreement with two (2) investors (Holland et. al) pursuant to which the Company sold $250,000 of convertible notes due December 22, 2005 (the “December II Notes”). The December II Notes bear interest at five percent (5%), which is accrued until maturity on December 22, 2005. The December II Notes are convertible, at the option of the holders, into common stock of the Company at a price of $0.168 per share, subject to standard anti-dilution provisions relating to splits, reverse splits and other transactions plus a reset provision whereby the conversion price may be adjusted downward to a lower price per share based on eighty percent (80%) of the VWAP for the five (5) trading days prior to conversion. The holder has the right to cause the December II Notes to be converted into common stock. The Company has the right to repurchase the December II Notes at one hundred ten percent (110%) of the face amount. The December II Notes are unsecured general obligations of the Company and are subordinated to all other indebtedness of the Company unless other indebtedness is expressly made subordinate to the December II Notes The December II Notes were amended on November 30, 2005 to defer the maturity date to January 31, 2007. As of the date of the Registration Statement, one (1) holder has converted $54,000 of the principal amount of these December II Notes into shares of the Company’s common stock.

Saporito Convertible Debenture

On January 29, 2004, the Company entered into a Secured Debenture Agreement with Joanna Saporito pursuant to which the Company sold $100,000 of convertible notes due January 29, 2006 (the “January Notes”). The January Notes bear interest at five percent (5%) which is accrued until maturity on January 29, 2006. The January Notes are convertible, at the option of the holder, into common stock of the Company at a price of $0.156 per share, subject to standard anti-dilution provisions relating to splits, reverse splits and other transactions plus a reset provision whereby the conversion price may be adjusted downward to a lower price per share based on eighty percent (80%) of the VWAP for the five (5) trading days prior to conversion. The holder has the right to cause the January Notes to be converted into common stock of the Company. The Company has the right to repurchase the January Notes at one hundred ten percent (110%) of the face amount. The January Notes are unsecured general obligations of the Company and are subordinated to all other indebtedness of the Company unless other indebtedness is expressly made subordinate to the January Notes. The January Notes were amended on November 30, 2005 to defer the maturity date to January 31, 2007.

Viola Convertible Debenture

On October 12, 2004, the Company entered into a Secured Debenture Agreement with Mary-Ellen Viola pursuant to which the Company sold $100,000 of convertible notes due October 12, 2006 (the “October Notes”). The October Notes bear interest at five percent (5%), which is accrued until maturity on October 12, 2006. The October Notes are convertible, at the option of the holder, into common stock of the Company at a price of $0.078 per share, subject to an ownership limitation of 9.99% of the outstanding stock of the Company, standard anti-dilution provisions relating to splits, reverse splits and other transactions plus a reset provision whereby the conversion price may be adjusted downward to a lower price per share based on eighty percent (80%) of the VWAP for the five (5) trading days prior to conversion. The Company has the right to repurchase the October Notes at one hundred ten percent (110%) of the face amount.

Anti-Takeover Effects of Provisions of the Certificate of Incorporation (As Amended), Bylaws and Delaware Law

Authorized and Unissued Stock

The authorized but unissued shares of our common stock and preferred stock are available for future issuance without the approval of the shareholders. These additional shares may be utilized for a variety of corporate purposes including but not limited to future public or direct offerings to raise additional capital, corporate acquisitions and employee incentive plans. The issuance of such shares may also be used to deter a potential takeover of the Company that may otherwise be beneficial to our shareholders by diluting the shares held by a potential suitor or issuing shares to a shareholder that will vote in accordance with the desires of the Board of Directors. A takeover may be beneficial to shareholders because, among other reasons, a potential suitor may offer shareholders a premium for their shares of stock compared to the then-existing market price.

Transfer Agent and Registrar

American Stock Transfer & Trust Co. is the transfer agent and registrar of our common stock. Their address is 59 Maiden Lane, Plaza Level, New York, New York 10038, and their telephone number is (718) 921-8293.

Item 5. Interests Of Named Experts And Counsel

Not applicable.

Item 6. Indemnification Of Directors And Officers

Section SEVENTH of the Company’s Certificate of Incorporation states that the Company shall, to the fullest extent permitted by the provisions of Section 145 of the Delaware General Corporation Law, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities, or other matters referred to in or covered by said section, and the indemnification provided for in the Certificate of Incorporation shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs executors and administrators of such a person.

The Company’s Bylaws are silent with respect to the indemnification of directors and officers.

Item 7. Exemption From Registration Claimed

Not Applicable.

Item 8. Exhibits

Exhibit No.	Description of Exhibit	Location

4.1	Emerge Capital Corp. 2005 Stock Incentive Plan	Provided herewith

5.1	Opinion re: Legality of Kirkpatrick & Lockhart Nicholson Graham LLP	Provided herewith

23.1	Consent of Thomas Leger & Co., L.L.P.	Provided herewith

23.2	Consent of Kirkpatrick & Lockhart Nicholson Graham LLP	Incorporated by reference to Exhibit 5.1 herein

Item 9. Undertakings

(a) We hereby undertake:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low and high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a twenty percent (20%) change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

PROVIDED, HOWEVER, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by our Company pursuant to Section 13 or 15(d) of the Securities Act that are incorporated by reference in this Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) We hereby undertake that, for purposes of determining any liability under the Securities Act, each filing of our Annual Report pursuant to Section 13(a) or 15(d) of the Securities Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and persons controlling our company pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by our company of expenses incurred or paid by a director, officer or controlling person of our company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, our Company will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the State of Texas, on May 31, 2006.

Emerge Capital Corp.

Date: May 31, 2006	By:	/s/ Timothy J. Connolly
Timothy J. Connolly
Chief Executive Officer

Date: May 31, 2006	By:	/s/ A. P. Shukis
A. P. Shukis
Principal Financial Officer

Pursuant to the requirements of the Securities Act, this Registration Statement on Form S-8 has been signed by the following persons in the capacities and on the dates indicated below:

Signatures	Title	Date

/s/ Fred Zeidman	Chairman of the Board	May 31, 2006
Fred Zeidman

/s/ Timothy J. Connolly	Vice Chairman of the Board	May 31, 2006
Timothy J. Connolly